Exhibit 99.1

Media contact
Press Release	Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Kirsten Stratton
T +1 781 929 8096
kirsten.stratton@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
dominik.heger@freseniusmedicalcare.com

Fresenius Medical Care appoints Cassie McLean as new Management Board Member for Care Delivery

Bad Homburg (August 3, 2026) – The Supervisory Board of Fresenius Medical Care AG, the world’s leading provider of products and services for individuals with renal disease, has appointed Cassie McLean (48) as a member of the Management Board, effective 1 August 2026. Ms. McLean will serve as Chief Executive Officer of the operating segment Care Delivery. She succeeds Craig Cordola (54) who previously served as Chief Executive Officer of Care Delivery.

Ms. McLean joined Fresenius Medical Care in August 2025 as President, Fresenius Kidney Care. She will now assume direct accountability for the global clinic business, including Fresenius Kidney Care in the U.S. and Care Delivery International. The role has been reshaped to create more direct accountability for operational execution and business performance.

Michael Sen, Chairman of the Supervisory Board, commented: "We welcome Cassie McLean to the Management Board of Fresenius Medical Care. She brings deep dialysis expertise, strong leadership, and a clear understanding of the performance drivers across the clinic business. Her appointment reflects the Board's confidence in her ability to accelerate progress in Care Delivery." He added: “I would like to thank Craig Cordola for his contributions and commitment to patients and wish him all the best in the future.”

Helen Giza, CEO and Chair of the Management Board, said: "Since joining Fresenius Medical Care last year, Cassie has moved quickly to significantly improve operational visibility, implement a new structure and tools to drive accountability, and strengthen talent in the U.S. clinic business. I am confident in her ability to execute our strategy and deliver our mid-term financial aspirations in Care Delivery."

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Cassie McLean said: “Care Delivery plays a critical role in serving patients and executing against our FME Reignite strategy. Our focus is on improving U.S. same market treatment growth, advancing our financial and operational priorities, and delivering sustainable, profitable growth over the longer term, while continuing to provide the high-quality care our patients depend on.”

Prior to joining Fresenius Medical Care, Ms. McLean served as CEO of Monte Nido, a leading behavioral health company specializing in treating eating disorders. She previously spent nearly 16 years at DaVita Kidney Care in various roles including Group Vice President.

Ms. McLean graduated from New York University with a Master of Public Administration, Healthcare Finance, and from Colorado College with a Bachelor of Science in Biology.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,513 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS). For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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